Morgan, Lewis & Bockius LLP	Morgan Lewis
1701 Market Street	COUNSELORS AT LAW
Philadelphia, PA 19103
Tel: 215.963.5000
Fax: 215.963.5001

Sofia Rosala

Senior Attorney

215.963.5701

September 28, 2010

FILED AS EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson, Esq.

Division of Investment Company Regulation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          Response letter to comments on Post-Effective Amendment for SEI Institutional Investments Trust (File Nos. 033-58041 and 811-07257)

Dear Ms. O’Neal-Johnson:

Set forth below are your comments, and our responses to those comments, on the SEI Institutional Investment Trust’s (the “Trust,” and each series thereunder, a “Fund,” and collectively, the “Funds”) Post-Effective Amendment Nos. 46 and 47 filed under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, respectively.  Both the comments and responses are based on the Prospectus and Statement of Additional Information (“SAI”), which were filed with the Securities and Exchange Commission (“SEC”) on July 30, 2010.  Unless otherwise noted, capitalized terms in this correspondence have the same meaning as in the Prospectus and/or SAI.

PROSPECTUS:

1.                                       Comment:  Please add the ticker symbols on the “Cover Page” of the Prospectus for the Funds that do not include them.

Response:  The Funds that do not have ticker symbols on the “Cover Page” of the Prospectus are Funds that have not been opened, thus do not yet have ticker symbols assigned to them.

2.                                       Global Comment:  Please confirm that the acquired fund fees and expenses (“AFFE”) will be included in the “Other Expenses” total in the “Annual Fund Operating and Expenses table” (“Fee Table”) for the Funds that do not include a separate line item for AFFE.

Response:  In accordance with Form N-1A requirements, the Funds that have AFFE less than one basis point will include the total AFFE in the “Other Expenses” total in the “Fee Table”.  The

Funds that have AFFE greater than one basis point will include a line item in the “Fee Table” for the amount of AFFE.

3.                                       Global Comment:  Please confirm that the market capitalization ranges for those Funds that include a range is appropriate.  For example, the Large Cap Fund states that it “will invest primarily in common stocks of U.S. companies with market capitalizations of more than $1 billion at the time of purchase.”  A minimum of $1 billion market capitalization seems to be low for a large capitalization fund, therefore, please either: (1) increase the minimum market capitalization amount in which the relevant Funds will invest; or (2) provide a response to the appropriateness of the stated ranges.

Response: The market capitalization range for the Large Cap Fund has been update to reflect that the Fund will invest in companies with market capitalizations greater than $5 billion.  This change is in line with industry standard for a large capitalization fund.  The other Funds that list a market capitalization range use the ranges of a specific index, and the ranges disclosed in these Funds’ “Principal Investment Strategy” are consistent with the market capitalization ranges listed by those indices as of a specific date.

4.                                       Global Comment:  Please provide enhanced disclosure about investments in derivatives, and the risks thereunder, for all Funds that list a derivatives strategy as a component of their “Principal Investment Strategies”.  The enhanced disclosure should be consistent with the guidelines provided in the SEC’s letter to the Investment Company Institute regarding derivatives disclosure.

Response: We have included additional disclosure about the Funds’ investments in derivatives in the “Principal Investment Strategy” and “Risks” sections of the Prospectus.

5.                                       Global Comment:  Please confirm that the interest expenses related to short sales are included in the “Fee Tables” for the Funds that engage in short sales.

Response: The interest expenses related to short sales, if applicable, are included in the “Other Expenses” number in the “Fee Tables” for the Funds that engage in short sales.

6.                                       Global Comment:  Please delete the following paragraph from the “Performance Information” section of the Prospectus, because it is repetitive of information provided in the preceding paragraph in this section: “This bar chart shows changes in the performance of the Fund’s Class A Shares from year to year for the last three years.  The performance information shown is based on full calendar years.”

Response: We have made the requested change in the Prospectus.

7.                                       Global Comment:  Please delete the following sentence from the “Average Annual Total Returns” table introduction paragraph, because it is repetitive of information provided under the first paragraph of the “Performance Information” section: “This table compares the Fund’s average annual total returns to a broad-based index.”

Response: We have made the requested change in the Prospectus.

8.                                       Global Comment:  Please remove the footnote to the “Average Annual Total Return” table which states: “Index returns are shown from [DATE].”  Please move the date to be in a parenthetical next to the name of the Index in the table.

Response: We have decided not to make the requested change, because we believe that it will cause the table and the dates therein, to be confusing the shareholders.

9.                                       Global Comment: Please confirm that all of the “Portfolio Managers” listed under the “Management” section are primary portfolios managers for the Funds.

Response: All of the portfolio managers listed under the “Management” section for the Funds are primary portfolio managers for the Funds.

10.                                 Comment:  Please add principal risks disclosure for the Large Cap Index Fund’s investments in futures, options and swaps.

Response: We have added disclosure to the risks of investments in derivatives instruments, which cover the risks of investments in futures, options and swaps.

11.                                 Comment:  Please change the first sentence in the “Principal Investment Strategies” section for the U.S. Managed Volatility Fund to read (deleted language is crossed out and new language is in italics): “The U.S. Managed Volatility Fund will ~~typically~~ invest 80% of its assets in securities of U.S. companies of all capitalization ranges.”

Response:  We have made the requested change to the Prospectus.

12.                                 Comment:  Please add language to the first sentence in the “Principal Investment Strategies” section for the International Equity Fund that clarifies that the Fund primarily invests in securities of issuers in countries other than the U.S.

Response: We have made the requested change to the Prospectus.

13.                                 Comment:  Please confirm that the term “significant” means less than or equal to 25% in the following sentence in the second paragraph of the “Principal Investment Strategies” section for the Screened World Equity Ex-US Fund: “While the Fund is expected to have an absolute return and risk profile similar to the international equity market, returns may be derived in part from investing significant portions of the Fund in securities other than equity securities.”

Response:  The term “significant” means less than or equal to 25% in the “Principal Investment Strategies” section of the Screened World Equity Ex-US Fund.

14.                                 Comment:  Please confirm whether LIBOR should be linked to the Enhanced LIBOR Opportunities Fund’s principal investment strategy in the first paragraph of the Principal Investment Strategies section because LIBOR is in the Fund’s name.

Response:  The current wording of the “Principal Investment Strategies” section for the Enhanced LIBOR Opportunity Fund provides adequate disclosure about the strategies that the

Fund uses to produce a total return that exceeds the total return of the 3-Month LIBOR.  We have added language to the second paragraph which defines LIBOR.

15.                                 Comment:  Please provide an example of “duration” in the Principal Investment Strategies section of the Core Fixed Income Fund.

Response:  We have made the requested change to the Prospectus.

16.                                 Comment: Because “long duration” is in the name of the Fund, please insert the following language in the first sentence of the Principal Investments Strategies section for the Long Duration Fund (new language is in italics): “Under normal circumstances, the Long Duration Fund will invest at least 80% of its net assets in long duration fixed income securities and synthetic instruments or derivatives having economic characteristics similar to fixed income securities.”

Response: We have made the requested change to the Prospectus.

17.                                 Comment: Please add an explanation of the relevance of the blended benchmark in the introduction to the Average Annual Total Returns table for the Long Duration Fund.

Response:  We have added the requested explanation to the Prospectus.

18.                                 Comment: Please add information about the quality and maturity of the fixed income securities in which the Real Return Fund may invest in the Fund’s “Principal Investment Strategies” section.

Response:  We have added the following disclosure to the “Principal Investment Strategies” section for the Real Return Fund, to describe quality and maturity of fixed income securities in which the Fund may invest: “The Fund will invest primarily in investment grade securities (those rated AAA, AA, A and BBB-), as rated by S&P or a similar ratings agency.  The Fund’s exposure to fixed income securities is not restricted by maturity requirements.”

19.                                 Comment: Please confirm that the phrase “U.S. equity” means “common stock” in the second sentence of the Dynamic Asset Allocation Fund’s Principal Investment Strategies section.  Also, please provide the market capitalization of the equity securities in which the Fund may invest.

Response: The term U.S. equity refers to exposure to U.S.-listed common stocks gained through U.S. equity index futures. The Fund’s exposure will be exposure to equity indices rather than individual common stock holdings.  The Fund may invest in securities of all market capitalization ranges, and we have added disclosure to the Prospectus indicating such.

20.                                 Comment: Please add disclosure to the Prospectus stating whether the Funds’ investment objectives may be changed without shareholder approval.

Response: We have added the following language (in italics) in the third paragraph of the “More Information About Fund Investments” section of the Prospectus: “Unless otherwise explicitly stated herein, the investment policies and restrictions of the Funds are not fundamental and may be changed by the Board, without shareholder approval.”

21.                                 Comment:  Please provide additional disclosure about the risks of investments in specific types of derivatives instruments in the More Information About Principal Risks section of the Prospectus.

Response: We have added the requested disclosure to the Prospectus.

22.                                 Comment: With respect to the How to Purchase Fund Shares section of the Prospectus, please add disclosure (in accordance with Item 11(a)(3) of Form N-1A) regarding the close of markets during national holidays.

Response:  The Prospectus currently states that Funds may be purchased during “any day that the New York Stock Exchange (NYSE) is open for business,” which we believe satisfies that requirement under Item 11(a)(3) of Form N-1A.

23.                                 Comment: Please confirm that the information under the “Frequent Purchases and Redemptions of Fund Shares” section of the Prospectus is as specific as possible and describes in full detail the Funds’ market timing procedures.

Response:  The information under the “Frequent Purchases and Redemptions of Fund Shares” section of the Prospectus is specific about the Funds’ market timing procedures, and conforms to Form N-1A requirements.

SAI:

24.                                 Comment: Please add the title “Statement of Additional Information” on the cover page of the Trust’s SAI.

Response: We have made the requested change to the SAI.

25.                                 Comment: Please explain why many of the Funds’ “Fundamental Policies” are repeated in the Funds’ “Non-Fundamental Policies”.

Response:  The Funds’ “Fundamental” and “Non-Fundamental Policies” are divided by different groups of Funds because all of the Funds do not share the same “Fundamental” and “Non-Fundamental” policies; therefore, some of them may be repeated for different Funds because of the manner in which the Funds are divided in this section of the SAI.

26.                                 Comment: Please explain why the description of “Real Estate” in the Funds’ “Investment Limitations” section of the SAI is inconsistent with some of the Funds’ “Fundamental” and “Non-Fundamental Policies”.

Response:  As set forth in the “Fundamental Policy” number 9 in the SAI, the Funds may not purchase real estate, “except to the extent permitted under the 1940 Act, the rules and regulations thereunder or any exemption therefrom, as such statute, rules or regulations may be amended or interpreted from time to time.”  The description of “Real Estate” in the “Investment Limitations” section of the SAI is meant to clarify that the Funds are required to have a “Fundamental Policy” regarding their investments in real estate, and some of these Funds have afforded themselves the maximum flexibility allowed under applicable rules and regulations to permit investments in real estate, but may not choose to do so as a component of their investment strategy unless the Board of Trustees votes to change these Funds’ “Non-Fundamental Policies”.

27.                                 Comment: Please describe the criteria that is used for compensating the Portfolio Managers in the Portfolio Management section in the SAI

Response:  We have included information about the compensation of the Portfolio Managers, as     required by Form N-1A.

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,

/s/ Sofia A. Rosala
Sofia A. Rosala